Mail Stop 4561

July 31, 2006

Mr. James W. Creamer
Chief Financial Officer
Across America Real Estate Corp.
1660 17th St., Suite 450
Denver, CO 80202

   Re: **Across America Real Estate Corp.**
     Form 10-KSB for the Fiscal Year Ended December 31, 2005
     Form 10-QSB for the Quarterly Period Ended March 31, 2006
     File No. 0-50764

Dear Mr. Creamer:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

         Sincerely,

         Robert F. Telewicz Jr.
         Senior Staff Accountant